November 17, 2010

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Ambac Financial Group, Inc.

Form 10-K for the fiscal year ended December 31, 2009

Filed on April 9, 2010

Form 10-Q for the fiscal quarter ended March 31, 2010

Filed on May 17, 2010

Schedule 14A

Filed on April 30, 2010

Forms 8-K

Filed on June 8, 2010 and August 13, 2010

File Number: 001-10777

Dear Mr. Rosenberg:

This letter is submitted on behalf of Ambac Financial Group, Inc. (“Ambac”) in response to comments received from the Securities and Exchange Commission staff (“Staff”), in a letter dated October 22, 2010 (the “Letter”), with respect to Ambac’s Form 10-K for the fiscal year ended December 31, 2009 filed on April 9, 2010 (“2009 Form 10-K”), Ambac’s Form 10-Q for the quarter ended March 31, 2010 filed on May 17, 2010 (“March 31, 2010 Form 10-Q”), Ambac’s Schedule 14A filed on April 30, 2010, and Ambac’s Forms 8-K filed on June 8, 2010 and August 13, 2010. The Letter is a follow up to our response letter dated August 19, 2010, with respect to Ambac’s 2009 Form 10-K, March 31, 2010 Form 10-Q, April 30, 2010 Schedule 14A and June 8, 2010 Form     8-K.

Ambac appreciates the efforts of the Staff in this review process. Enhancement of the overall disclosures in our filings is an objective that we share with the Staff and one that we continuously consider in our filings. In connection with responding to your comments, we acknowledge that Ambac is responsible for the adequacy and accuracy of the disclosures in our filings; that SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the SEC from taking any action with respect to the filing; and that Ambac may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Securities and Exchange Commission Staff Comments:

Form 10-Q for the Quarter ended March 31, 2010

Recent Developments

Segregated Account, page 7

1.	We acknowledge your response to our comment six. Please revise your proposed disclosure to clarify that, when you indicate that you may issue surplus notes directly to holders of the Segregated Account Policies, you are referring to an option available to you. Consistent with your response, please clarify in your proposed disclosure that these policyholders do not have the option of deciding whether to accept surplus notes as mandated by the OCI.

November 17, 2010

Ambac response:

With respect to the first point above, the Plan of Operation indicated that Ambac Assurance had the right to issue surplus notes directly to the holders of Segregated Account policies in accordance with the terms of the Segregated Account Plan of Rehabilitation (“SAPR”). As disclosed in our Quarterly Report on Form 10-Q for the nine months ended September 30, 2010 (the “September 30, 2010 Form 10-Q”), the Rehabilitator filed the SAPR with the Rehabilitation Court on October 8, 2010, but it has not yet been confirmed. The SAPR does not include a provision permitting Ambac Assurance to issue surplus notes directly to the Segregated Account policyholders. As a result, we have removed this language from our disclosure in the September 30, 2010 Form 10-Q because, based on the current draft of the SAPR, it does not appear likely that Ambac Assurance will be directly issuing surplus notes. To the extent that there are changes to the SAPR, the disclosure will be modified accordingly.

With respect to the second point above, we have revised the disclosures in Note 1 of our September 30, 2010 Form 10-Q to clarify that the policyholders will not have the option to reject the surplus notes as consideration for settling claim liabilities.

(8) Investments, page 43

2.	We acknowledge your response to our comment eight. In your response you indicate that all of the investment securities of the VIE’s are categorized as level 3; however, your disclosure in the June 30, 2010 Form 10-Q on page 57 states that “Level 3 assets and liabilities include most fixed income securities, loan receivables, derivatives and certain long term debt of variable interest entities consolidated under ASC Topic 810.” Please provide us proposed disclosures to address this inconsistency.

Ambac response:

We have revised the disclosures in Note 11 of our September 30, 2010 Form 10-Q in response to the above question and will provide such disclosures going forward. In our revised disclosures we use the term “generally” in describing the population of VIE investment securities included in Level 3, since that population may change over time. Additionally, the table immediately below the disclosure clearly reflects which level all the VIE assets and liabilities have been categorized.

(11) Fair Value Measurements, page 52

3.	We acknowledge your response to our comment nine and revised disclosure in your Form 10-Q for the quarter ended June 30, 2010. Please provide us with proposed revised disclosure to be provided in your Form 10-Q for the quarter ended September 30, 2010 related to your VIE assets and liabilities as indicated in your response.

Ambac response:

We have revised the disclosures in Note 11 of our September 30, 2010 Form 10-Q in response to the above question and will provide such disclosures going forward.

Form 8-K filed on August 13, 2010

4.

We have reviewed your response to prior comment 14. Exhibit 10.1 to this Form 8-K omits Schedule H and Exhibits F-1 and F-2. Please be aware that when you file an agreement pursuant to Item 601(b)(10) of Regulation S-K, you are required to file the entire agreement, including all exhibits, schedules, appendices and any document which is incorporated in the agreement. Please amend your Form 8-K to file a complete copy of Exhibit 10.1. If you believe that specific portions of the schedules or exhibits to Exhibit 10.1 are eligible for confidential treatment

November 17, 2010

consistent with Rule 24b-2 of the Exchange Act, please amend your Form-8K, revise Exhibit 10.1 and file a confidential treatment application. Staff Legal Bulletin No. 1 and 1A(CF), dated February 28, 1997 and July 11, 2001, respectively, set forth the Division of Corporation Finance’s views regarding the proper preparation of a confidential treatment request for information required to be included in a filing.

Ambac response:

In response to the Staff’s comment, the entire Settlement Agreement, including Schedule H and Exhibits F-1 and F-2 thereto, were refiled as an exhibit to the September 30, 2010 Form 10-Q.

Please feel free to contact me at (212) 208-3393 or Richard Alger at (212) 208-3196 should you require further information or have any questions.

Sincerely,

/s/ Robert Eisman

Robert Eisman

Senior Managing Director and

Chief Accounting Officer

Copy to:	David Wallis
President and Chief Executive Officer
Ambac Financial Group, Inc.

Kevin J. Doyle, Esq.
Senior Vice President and General Counsel
Ambac Financial Group, Inc.

David Trick
Senior Managing Director and Chief Financial Officer
Ambac Financial Group, Inc.

Michael Groll, Esq.
Dewey & LeBeouf LLP

Richard Spitzer, Esq.
Dewey & LeBeouf LLP

Sasha Parikh
Staff Accountant
Securities and Exchange Commission

Paul Laurenzano
Partner
KPMG